Exhibit 99.2

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 Financial Statements as of December 31, 2024, and for period started April 16, 2024 (incorporation date) to December 31, 2024

Fideicomiso Irrevocable de Emisión, Administración y
Pago No. CIB/4323

Financial Statements for 2024 (unaudited)

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323
Statements of Financial Position
As of December 31, 2024 and April 16, 2024 (incorporation date) (unaudited)
(Mexican pesos)

	Notes	December 31,	April 16,
		2024	2024
		unaudited	unaudited
Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$351,043,211	$10,000
Total current assets		351,043,211	10,000

Due from related parties	4	5,828,197,825	-
Total non-current assets		5,828,197,825	-

Total assets		$6,179,241,036	$10,000

Liabilities and Stockholders’ Equity
Current Liabilities:
Current instalments of long-term debt	5	$239,970,510	$-
Due to related parties	4	15,773,081	-
Tax payable		34,451,082
Contributions for future net assets		365,038	-
Total current liabilities		290,559,711	-

Non-current Liabilities:
Long-term debt, excluding current instalments	5	5,920,082,713	-
Total non-current liabilities		5,920,082,713	-

Total liabilities		6,210,642,424	-

Stockholders’ Equity
Common stock		10,000	10,000
Accumulated deficit		(31,411,388)	-
Total Stockholders’ Equity		(31,401,388)	10,000

Total Liabilities and Stockholders’ Equity		$6,179,241,036	$10,000

The accompanying notes are an integral part of these financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323
Statement of Profit or Loss and Other Comprehensive Income
For the period commencing April 16, 2024 (incorporation date) to December 31, 2024
(Mexican pesos)

	Notes	For the period commencing April 16 to December 31, 2024
		unaudited

Operating expenses:

Bank fees		$33,733
Costs to obtain loans		8,020,924
Taxes		249,600
Total direct and selling, general and administrative expenses		(8,304,257)

Exchange rate income, net		(4,942,684)
Interest income	4	218,216,893
Interest expense	5	(236,381,340)
Loss before income taxes		(23,107,131)

Income taxes		-

Net loss for the period		$(31,411,388)

Total comprehensive loss for the period		$(31,411,388)

The accompanying notes are an integral part of these financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Statement of Changes in Stockholders’ Equity and Net Assets
For the period commencing April 16, 2024 to December 31, 2024
(Mexican pesos)

Note	Common Stock	Retained earnings	Total

Initial capital contribution April 16, 2024 (incorporation date)	$10,000		$10,000
Loss for the period	-	(31,411,388)	(31,411,388)

Balance as of December 31, 2024 (unaudited)	$10,000	$(31,411,388)	$(31,401,388)

The accompanying notes are an integral part of these financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Statements of Cash Flows
For the period commencing April 16, 2024 to December 31, 2024
(Mexican pesos)

	December 31 2024	April 16, 2024 (incorporation date)
	unaudited	unaudited
Cash flows from operating activities:
Loss before income taxes	$(31,411,388)	$-
Adjustments for:
Amortization of costs to obtain loans	8,020,924
Interest income	(218,216,893)
Interest expense	236,381,340
Effect on changes in foreign exchange rates	264,759,353	-
	259,533,336	-
Changes in:
Increase in related parties	(227,878,241)
Increase in tax payable related parties	34,451,082-	--
Net cash flows from operating activities	66,106,177	-

Cash flows used in investing activities:
Interest received	3,630,296
Loans granted to related parties	(5,398,702,484)	-
Net cash flows used in investing activities	(5,395,072,188)	-

Cash flows from financing activities:
Initial capital contribution	-	10,000
Contributions for future common stock increase	365,038	-
Loan proceeds	5,900,910,000	-
Borrowing costs paid	(221,275,816)	-
Net cash flows from financing activities	5,679,999,222	10,000

Net increase in cash and cash equivalents and restricted cash	351,033,211	10,000

Cash and cash equivalents and restricted cash at the beginning of the period	10,000	-

Cash and cash equivalents and restricted cash at the end of the period	$351,043,211	$10,000

The accompanying notes are an integral part of these financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Notes to the Financial Statements (unaudited)
For the period commencing April 16, 2024 (incorporation date) to December 31, 2024,
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On March 31, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “Trust”) is a trust incorporated on April 16, 2024 by Murano Group (“The Group”) a business involved in developing and managing luxury hotels in urban and beach resort destinations, in order to pursue financing opportunities related to a hotel property in Cancun. The Trust has an address at Bucareli 42 No. 202 C, Centro, Cuauhtémoc, 06040, Mexico City.  The Group is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.

b.	Significant transactions

i.
On September 12, 2024 the Trust closed a 144A bond financing, issuing secured senior notes for U.S.$300 million (see Note 7. (13)). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan held by its related party, Fideicomiso Murano 2000 /CIB 3001 and the VAT credit held at that date.

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Trust, the Technical Committee of the Trust has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Technical Committee.

a.	Statement of compliance

These financial statements have been prepared for filing with the investors of the Trust and do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The audited financial statements are expected to become available on or about April 30, 2025. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Trust’s financial position and performance since its incorporation on April 16, 2024.

b.	Going concern basis

These financial statements have been prepared assuming the Trust will continue to operate as a going concern, which assumes that the Trust will be able to meet its obligations.

The Trust is an early-stage, as of December 31, 2024, the total current liabilities exceed the amount of total current assets and has lost more that two thirds of its capital stock which under the Ley General de Sociedades Mercantiles in Mexico its cause of dissolution.  Based upon the Company’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these financial statements may be insufficient.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the Group, including the operation of the hotel Complex in Grand Island Cancún, México, and future financing options available to the Trust and the possible financial support of the major Trustee of the Trust. However, the Trust may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Trust will be able to obtain additional liquidity when needed or under acceptable terms, if at all

These financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Trust as of and for period commencing April 16, 2024 to December 31, 2024, were not appropriate.

c.	Use of judgments and estimates

In preparing these financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Trust’s accounting policies and the key sources of estimation uncertainty are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Measurement of fair values:

A number of the Trust’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Trust has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Trust uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Trust recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

d.	Material accounting policies

These financial statements follow the same accounting policies and methods of computation as the last annual financial statements of the Group, as the Trust is part of the Group. These are the first set of financial statements for the Trust due to the incorporation date being April 16, 2024.  Management has not identified any difference in the application of standards and policies of the Group.

e.	New accounting standards or amendments for 2024 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and have been adopted by the Company. Their adoption has not had any material impact on the disclosure or the amounts reported in these financial statements. The Company has not early adopted any forthcoming new or amended accounting standards in preparing these financial statements.  The Company does not expect to have a significant impact from the adoption of the forthcoming standards.

Amendments to IAS 1 - Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current (“2020 Amendment”) - The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024.

f.	New and amended IFRS Accounting Standards issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new IFRS Accounting Standards that have been issued but are not yet effective:

IFRS 18 Presentation and Disclosure in Financial Statements – On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. The new accounting standard introduces significant changes to the structure of a Group’s income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact from the adoption of IFRS 18 on its  financial statements.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments - On May 30, 2024, IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impact from the adoption of the amendments on its consolidated financial statements.

3.	Cash and cash equivalents and restricted cash

For the year ended December 31, 2024 and April 16, 2024 (incorporation date) cash and cash equivalents and restricted cash is as follows:
	As of
	December 31, 2024	April 16, 2024
	unaudited	unaudited

Bank deposits (1)	$351,043,211	$10,000

Total cash and cash equivalents and restricted cash	$351,043,211	$10,000

(1)	Issuer trust 4323 – In accordance with the secured senior notes issued by the Trust on September 12, 2024, the debt service reserve fund amounted $324,550,050 (U.S.$16,500,000).

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of December 31, 2024 and April 16, 2024 are as follows:

	As of
	December 31, 2024	April 16, 2024
	unaudited	unaudited
Receivable
Affiliate:
Murano World, S. A. de C. V. (1)	$508,071,395	$-
Fideicomiso Murano 2000/CIB3001 (2)	5,320,126,430	-
Total related parties receivable long term	5,828,197,825	-
	As of

	December 31, 2024	April 16, 2024
	unaudited	unaudited
Payable:
Affiliate:
Operadora Hotelera GI, S. A. de C. V. (3)	$8,253,779	$-
Murano PV, S. A. de C. V. (4)	7,519,302	-
Total related parties payable	15,773,081	-

Current portion	$15,773,081	$-

(1)	This balance is composed of the following agreements:

i.
On September 12, 2024, the Trust granted to Murano World a long-term loan agreement with maturity of 7 years in the amount of $5,000,000. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest capitalizable during the first 3 years of the credit;

ii.
On September 12, 2024, the Trust granted to Murano World a long-term loan agreement with maturity of 7 years in the amount of U.S.$14,400,000. This loan accrues interest at an annual rate of 11% plus a 2% payment in kind (PIK) interest which is capitalized during the first 3 years of the credit;

(2)	This balance is composed of the following loan agreements:

i.
On September 12, 2024, the Trust granted to Fideicomiso Murano 2000 CIB/3001 a long-term loan agreement with maturity of 7 years in the amount of $194,337,070. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest which is capitalized during the first 3 years of the credit;

ii.
On September 12, 2024, the Trust granted to Fideicomiso Murano 2000 CIB/3001  a long-term loan agreement with maturity of 7 years in the amount of U.S.$248,161,222. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest which is capitalized during the first 3 years of the credit;

(3)	and (4) Expense reimbursements.

5.	Long-term debt

	As of
	December 31, 2024	April 16, 2024
	unaudited	unaudited

Current liabilities:
Interest	$239,970,510	-
Total current liabilities	$239,970,510	$-

Non-current liabilities:
Secured senior notes	$5,920,082,713	$-
Total non-current liabilities	$5,920,082,713	$-

				As of
Currency		Nominal interest rate 2024	Maturity	December 31, 2024	April 16, 2024
				unaudited	unaudited

Fideicomiso 4323 (issuer trust):					-
Senior Notes(1)	USD	11% plus 2% of PIK capitalized first three years	2031	$6,153,090,000
Cost to obtain loans and commissions				(233,007,287)	-
Total Fideicomiso 4323				5,920,082,713	-

Accrued interest payable				239,970,510	-
Total debt				6,160,053,223	-

Current instalments				239,970,510	-

Long-term debt, excluding current instalments				$5,920,082,713	$-

(1)
On September 12, 2024 the Group closed a 144A bond financing issuing secured senior notes for U.S.$300,000,000 with maturity as of September 12, 2031 and will pay semi-annual coupons at the interest rate of 11% plus a 2%  PIK interest that will be capitalized over the first three years of the notes. The senior notes are guaranteed by a mortgage over the private units 1 and 2 of the Cancun Complex owned by the Group as well as the collection rights of the revenues generated by the GIC I phase of the Cancun Complex (1,016 rooms). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in notes (1) and (2) above.

The agreements referred to above include covenants and restrictions that require, among other things, to provide the lenders quarterly and annually with the companies’ internal financial statements and compliance with certain ratios. Non-compliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable.

6.	Commitments and contingencies

1.
In accordance with Mexican tax law, trusts carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

2.
The Trust, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Group are not comparable to those used with or between independent parties in comparable operations.

7.	Subsequent events

1.
On March 12, 2025, the Trust made a debt service payment of US $16,500,000 by withdrawing the Debt Service Reserve Account in the amount of US $16.5 million and requested the Indenture Trustee to capitalize the PIK interest of US $3,000,000 to the principal amount of the senior notes.

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